China Digital Communication Group
Number 2222 Jin Tian Road
An Lian Building 15th Floor A-01 and A-02
Futian Schenzhen China
86-755-2698-3767

October 27, 2008

Via EDGAR
Mr. Gary Todd
Mail Stop 6010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Digital Communication Group Form 10-KSB for the year ended December 31, 2007 Form 10-Q as of March 31, 2008 and June 30, 2008 File No. 000-49715

Dear Mr. Todd:

We are in receipt of your comment letter dated September 9, 2008 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-KSB as of December 31, 2007

Item 8A. Controls and Procedures, page 13
Item 9A. Controls and Procedures, page 15

1.
We note that you concluded that disclosure controls and procedures were not effective as of September 30, 2007 because of material weaknesses identified by management as of the end that quarter. However, we see that you have concluded that both disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2007. Please tell us about and amend to describe the changes in internal controls in the fourth quarter of 2007 leading you to conclude that the material weaknesses that existed as of September 30, 2007 had been remediated as of December 31, 2007. Alternatively, please appropriately revise both conclusions. Please note that under Item 308T(b) of Regulation S-B you are required to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. If you intend to conclude that disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2007, please provide us a written response in support of your conclusion.

Response: We have amended Item 8A (Controls and Procedures) in this Form 10-KSB/A to conclude that our disclosure controls and procedures are not effective because we failed to comply with the required disclosures under provisions of Item 308 in Regulation S-K:

(1)	We failed to include certain required statements in the Management’s Annual Report on Internal Control Over Financial Reporting in our Form 10-KSB filed on March 27, 2008; and

(2)	We failed to include the Disclosure of Changes in Internal Control Over Financial Reporting in our Form 10-KSB filed on March 27, 2008.

We concluded that our Internal Control on Financial Reporting as of December 31, 2007 is effective because we cured all the prior financial errors, retained independent consultants to prepare our annual and quarterly financial statements, and educated our management team to comply with the disclosure requirement of Securities Exchange Act of 1934 and Regulation S-K.

2.
With respect to the evaluation of internal control over financial reporting under Item 308T of Regulation S-B, please add a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308T(a)(l) of Regulation S-B.

Response: We have added a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting.

3.
With respect to the evaluation of internal control over financial reporting under Item 308T of Regulation S-B, please revise to provide a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-B.

Response: We have revised our Management’s Evaluation of Internal Control Over Financial Reporting to include a statement in substantially the above form.

4.
As a related matter, please present the required information about disclosure controls and procedures and internal control over financial reporting under the appropriate Item of Form 10-KSB. In that regard the disclosures required by Items 307 and 308T of Regulation S-B should be presented under Item 8A(T) of Form 10-KSB.

Response: We have deleted Item 9A in the original Form 10-KSB to comply with Items 307 and 308T of Regulation S-B.

Forms 10-Q as of March 31, 2008 and June 30, 2008
Item 4T. Controls and Procedures

5.
Please consider the impact of the above comments on the conclusions about controls and procedures as presented in the Forms 10-Q and amend the Forms as appropriate. We sec, for instance, that disclosure controls and procedures are effective as of both periods without any disclosure about the disposition of the material weaknesses as of September 30, 2007. We also see that the Company's disclosures about controls and procedures as of December 31, 2007 do not appear to be complete under the requirements of Form 10-KSB and the related rules. We refer you to the definition of disclosure controls and procedures which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. If you intend to conclude that controls and procedures are effective as of March 31 or June 30, 2008, please provide us a written response in support of your conclusion.

Response: We have amended our Form 10-Q for the quarter ended March 31, 2008 since our disclosure controls and procedures are not effective because of the material weakness in our disclosure controls and procedures described below:

(1)	We shall not include the Management’s Annual Report on Internal Control Over Financial Reporting in our Form 10-Q filed on May 15, 2008 which is not required in the quarter report; and

(2)	We failed to include the Changes in Internal Control Over Financial Reporting in our Form 10-Q filed on May 15, 2008.

We concluded that our controls and procedures as of June 30, 2008 is effective because we have cured all our material weakness in our disclosure controls and procedures in prior filings and we correctly file the June 30, 2008 quarter report to comply with the Securities Exchange Act of 1934 and Regulation S-K.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

China Digital Communication Group

By: /Jiangcheng Wu/
Jiangcheng Wu
Chief Financial Officer